

March 23, 2022

Anna Rudensjö
General Counsel
Polestar Automotive Holding UK Ltd
Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden

Re: **Polestar Automotive Holding UK Ltd**
Amendment No. 3 to Registration Statement on Form F-4
Filed March 7, 2022
File No. 333-260992

Dear Ms. Rudensjö:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-4

Index of Financial Statements
Audited Financial Statements of Polestar Automotive Holding UK Limited, page F-1

1.   We note audited financial statements of the registrant, Polestar Automotive Holding UK Limited have been omitted. Please provide audited financial statements of the registrant or explain to us why you believe you are not required to do so.

Gores Guggenheim, Inc.
Audited Financial Statements For the year ended December 31, 2021
Report of Independent Registered Public Accounting Firm, page F-3

2. We note that you include two sets of audited financial statements for Gores Guggenheim, Inc. both of which include the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholder's equity, and cash flows for the period from December 21, 2020 (inception) through December 31, 2020. Your current presentation is confusing. Please revise to include the set of audited financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from December 21, 2020 (inception) through December 31, 2020 and respective auditor reports as filed in the Form 10-K/A filed on March 4, 2022.

Item 21. Exhibits and Financial Statement Schedules, page II-1

3. We note your disclosure in the exhibit index key that "certain confidential portions" have been omitted from various exhibits. To the extent you intend to redact information from any exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential.

   You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing